SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

Page
Announcement on property purchase dated May 19, 2004	4

Board resolution dated May 19, 2004	9

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 20, 2004	By:	/s/ Lu Yipin
	Name:	Lu Yipin
	Title:	Chairman

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Announcement on Property Purchase

IMPORTANT HIGHLIGHTS:

On 18 May 2004, the board of directors of the Company (the “Board”) considered and passed a resolution approving the purchase of the 16th to 28th floors of Huamin Century Plaza (Office Building), and approved the execution of the Contract on the Presale of Commodity Properties between the Company and Huayou Company.

Pursuant to the Contract on the Presale of Commodity Properties, the Company will purchase the property rights to the 16th to 28th floors of Huamin Century Plaza (Office Building) at 728 Yanan West Road, Changning District, Shanghai (with a total gross floor area of 31,923 square metres) from Huayou Company. The Company will pay approximately RMB626 million to Huayou Company as consideration for the Transaction. Upon the completion of the Transaction, the Company intends to use part of the acquired property as the Company’s headquarters and to lease out part of the acquired property. The Company has not yet determined the proportion of the acquired property to be used as the Company’s headquarters and the proportion to be leased out. Currently, the Company and Huayou Company are effecting matters related to the Transaction and will make timely disclosure on the progress of the Transaction.

This announcement is made pursuant to the disclosure obligation under Rule 7.2 of the Shanghai Listing Rules and Rule 13.09 of the Hong Kong Listing Rules.

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any material omissions or false or misleading statements in this announcement.

The Board is pleased to announce that it passed a resolution on 18 May 2004 approving the purchase of the 16th to 28th floors of Huamin Century Plaza (Office Building), and approved the execution of the Contract on the Presale of Commodity Properties between the Company and Huayou Company.

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This announcement is made pursuant to the disclosure obligation under Rule 7.2 of the Shanghai Listing Rules and Rule 13.09 of the Hong Kong Listing Rules.

1.	Definition

Unless otherwise provided herein, the following terms shall have the following meanings in this announcement (including the section headed “Important Highlights”):

“Company”	Sinopec Shanghai Petrochemical Company Limited

“Contract on the Pre-sale of Commodity Properties”	the Contract on the Pre-sale of Commodity Properties dated 18 May 2004 and its supplementary terms entered into by the Company and Huayou Company in respect of the Transaction

“Directors”	the directors of the Company, including independent non-executive directors

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Huayou Company”	Shanghai Huayou Real Estate Development Company Limited

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“SSE”	Shanghai Stock Exchange

“Transaction”	the purchase by the Company of the property rights to the 16th to 28th floors of the Huamin Century Plaza (Office Building) (with a total gross floor area of 31,923 square metres) at a price of RMB19,607.886 per square metre.

2.	Overview of the Transaction

After amicable negotiations with Huayou Company, the Company will purchase the property rights to the 16th to 28th floors of Huamin Century Plaza ( Office Building) at 728 Yanan West Road, Changning District, Shanghai (with a total gross floor area of 31,923 square metres) from Huayou Company. The Company will pay approximately RMB626 million to Huayou Company as consideration

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for the Transaction. The Transaction does not constitute a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. The Transaction does not constitute a notifiable transaction to which the provisions of Chapter 14 of the Hong Kong Listing Rules apply.

The Board (including the independent Directors) considered and passed a resolution approving the Transaction, and approved the execution of the Contract on the Presale of Commodity Properties between the Company and Huayou Company. Gu Chuanxun, Wang Yongshou, Wang Xingyu, and Chen Xinyuan as independent Directors, issued their independent opinion on the Transaction, and consented to the terms of the Transaction. Pursuant to the Articles of Association of the Company, the Shanghai Listing Rules and the Hong Kong Listing Rules, the Transaction is not subject to shareholders’ approval at the Company’s general meeting.

3.	Description of the seller under the Transaction

Huayou Company is a large diversified real estate group specializing in the development and operation of real estate, construction design, engineering project construction, real estate agency, and property management. Details of Huayou Company are as follows:

Name of Enterprise:	Shanghai Huayou Real Estate Development Company Limited

Legal address:	1st Floor, 179 Zhongshan West Road, Shanghai

Enterprise type:	Limited liability company (domestic joint venture)

Legal representative:	Li Xiaomin

Date of establishment:	4 August 1999

Term of operation:	4 August 1999 to 3 August 2009

Registered capital:	RMB 80 million

Principal business:	Development and operation of real estate, property management

Major shareholders:	Li Xiaomin and Shanghai Huamin Real Estate Development Company Limited

Qualification Certificate No.:	Hu Fang Di Chang No. 231

Tax registration No.:	Di Shui Hu Zi No. 310105631557657

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Huayou Company is an independent third party and is not connected with the directors, chief executive, substantial shareholders, promoters or supervisors of the Company or their associates. Huayou Company has no connected relationship with the Company or the ten largest shareholders of the Company in areas such as property rights, business, assets, creditor rights, debt obligations and personnel. Under PRC accounting principles, as at 31 December 2003, the audited total assets of Huayou Company amounted to RMB776,999,292.05 while its net assets amounted to RMB141,591,763.94 and its net profit was RMB43,577,516.27.

4.	Description of the subject matter of the Transaction

Huamin Century Plaza (Office Building) is an international grade 5A intelligent office building invested and constructed by Huayou Company. It comprises two fully furnished twin towers (the East and West Towers) of 28 floors with a total area of 135,000 square metres, and is located at 728 Yanan West Road, Changning District, Shanghai. Construction is scheduled to be completed by 31 May 2004. In respect of the land occupied by Huamin Century Plaza (Office Building), Huayou Company has obtained Real Estate Certificate (Hu Fang Di Chang Zi (2002) No. 007564. In respect of Huamin Century Plaza (Office Building), the Shanghai Changning District Building and Land Administration Office has approved its market launch for pre-sale (the Pre-sale Permit No. being Chang Fang (2003) Yu Zi No. 021). In order to finance the project, a charge was created over the Huamin Century Plaza (Office Building) (East and West Tower) as work-in-progress in favour of the Commercial and Industrial Bank of China, Shanghai Branch, Hongqiao Development Zone Sub-Branch on 26 April 2002 as security for a facility of RMB180 million. Huayou Company has undertaken to the Company that it will complete the formalities for the release of charge on the property involved in the Transaction before 31 May 2004.

The subject matter of the Transaction comprises the 16th to 28th floors of Huamin Century Plaza (Office Building), with a total gross floor area of 31,923 square metres and is classified as fixed asset. Apart from the charge as disclosed above, there is no other guarantee, charge, pledge or other limitations on transfer created over the subject matter of the Transaction. There is no litigation, arbitration, enforcement or other material dispute involving the subject matter of the Transaction.

5.	Key terms and pricing policy of the Transaction

After amicable and arms-length negotiations with Huayou Company, the Company will acquire the property rights to the 16th to 28th floors of Huamin Century Plaza (Office Building), with a total gross floor area of 31,923 square metres at an agreed price of RMB19,607.886 per square metre for a total consideration of RMB626 million. The Directors are of the view that the consideration for the Transaction is comparable to market prices in Shanghai.

According to the Contract on the Pre-sale of Commodity Properties and relevant arrangements, Huayou Company will assist the Company to complete the real estate transaction registration procedures for the Transaction before 31 May

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2004. The property will be delivered to the Company by 30 July 2004 for inspection and acceptance by the Company. Huayou Company will assist the Company to obtain the Building Ownership Certificate before 30 October 2004. The Company will settle the total consideration of the Transaction in full with Huayou Company in five instalments before 30 October 2004.

The Contract on the Pre-sale of Commodity Properties is effective from the date of execution by the Company and Huayou Company, and Huayou Company will be responsible for the registration and filing of the Contract on the Pre-sale of Commodity Properties with the Real Estate Registration Authority within 30 days from the effective date of the Contract on the Pre-sale of Commodity Properties.

6.	Purpose for conducting the Transaction and its effect on the Company

Huamin Century Plaza (Office Building) is an international grade 5A intelligent office building. Moreover, it is situated in the premier district in Shanghai. The Company intends to use part of the acquired property as its headquarters. This will not only be favourable for the establishment of a new image for the Company, but will also enable the Company to launch various activities in a more effective and practical manner. It also helps to strengthen relations between the Company and its investors. The Company also intends to lease out part of the acquired property. The Company will finance the acquisition mainly from its internal resources.

7.	Documents for inspection

The following documents will be available for inspection at the legal address of the Company from the date of this announcement to 31 December 2004 during normal office hours:

(1) Contract on the Presale of Commodity Properties;

(2) A resolution of the Board passed by the Board on 18 May 2004.

8.	Members of the Board

The Board comprises:

Executive Directors:	Lu Yiping, Xu Kaicheng, Rong Guangdao, Feng Jianping, Jiang Baoxing and Li Weichang

Non-executive Directors:	Liu Wenlong and Zhang Baojian

Independent Non-executive Directors:	Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan

By order of the Board Zhang Jingming Company Secretary

Sinopec Shanghai Petrochemical Company Limited

19 May 2004

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(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Resolutions of the Twelfth Meeting

of the Fourth Session of the Board of Directors

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any material omissions or false or misleading statements in this announcement.

The twelfth meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was convened on 18 May 2004 by means of correspondence. The convening of the meeting complied with the PRC Company Law and the Articles of Association (the “Articles of Association”) of the Company. The meeting was chaired by the Chairman, Mr. Lu Yiping. The meeting considered and approved the following resolution:

The execution of the “Contract on the Presale of Commodity Properties” and its supplementary terms with Shanghai Huayou Real Estate Development Company Limited for the purchase of the property rights to the 16th to 28th floors of Huamin Century Plaza (Office Building) at 728 Yanan West Road, Changning District, Shanghai, with a total gross floor area of 31,923 square metres for a total consideration of approximately RMB626 million was approved. Upon completion of the Transaction, the Company intends to use part of the property acquired as the Company’s headquarters in Shanghai and to lease out part of the acquired property.

The Board of Directors of the Company comprises:

Executive Directors:	Lu Yiping, Xu Kaicheng, Rong Guangdao, Feng Jianping, Jiang Baoxing and Li Weichang

Non-executive Directors:	Liu Wenlong and Zhang Baojian

Independent Non-executive Directors:	Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 19 May 2004

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